Exhibit (c)(1)

EXCERPTS FROM THE COMPANY'S PROXY STATEMENT DATED APRIL 16, 1999 FOR THE ANNUAL MEETING OF SHAREHOLDERS HELD ON MAY 20, 1999

PRINCIPAL SHAREHOLDERS

    The following table provides information concerning persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding Common Stock as of April 9, 1999:

Name and Address of Beneficial Owner	Shares Beneficially Owned(1)		Percent of Class(2)
William F. Farley 920 Second Avenue S. Minneapolis, MN 55402	726,604	(3)	13.2%
John G. Kinnard and Company, Incorporated Employee Stock Ownership Plan and Trust 920 Second Ave. S. Minneapolis, MN 55402	676,696	(4)	13.3%
Robert S. Spong 920 Second Avenue S. Minneapolis, MN 55402	307,415	(5)	6.0%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401-1038	275,200		5.4%

(1)
Unless otherwise indicated, each person or entity named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned by such person or entity.

(2)
Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of April 9, 1999, or within 60 days of such date are treated as outstanding only when determining the percent of the class owned by such individual and when determining the percent owned by the group.

(3)
Includes 391,000 shares which may be purchased pursuant to options and warrants which were exercisable as of April 9, 1999, or will become exercisable within 60 days of such date, 78 shares allocated to his account under the ESOP and 4,526 shares held for Mr. Farley in the Company's 401(k) Profit Sharing account (over which Mr. Farley has dispositive power but not voting power).

(4)
Such shares are held in trust for the benefit of participants in the John G. Kinnard and Company, Incorporated Employee Stock Ownership Plan and Trust (the "ESOP"). The participants have voting power over shares held by the ESOP which have been allocated to their accounts, and the Trustees vote shares, if any, which have not been allocated to participants' accounts.

(5)
Includes 117,297 shares held by Mr. Spong's wife, 12,458 shares allocated to his account under the ESOP and 72,507 shares held for Mr. Spong in the Company's 401(k) Profit Sharing account (over which Mr. Spong has dispositive power but not voting power).

MANAGEMENT SHAREHOLDINGS

    The following table sets forth the number of shares of Common Stock beneficially owned as of April 9, 1999, by each director and nominee for director of the Company, by each executive officer of the Company named in the Summary Compensation table, and by all directors and executive officers (including the named individuals) as a group:

Name of Beneficial Owner	Shares Beneficially Owned(1)		Percent of Class(2)
William F. Farley	726,604	(3)	13.2%
Robert S. Spong	307,415	(4)	6.0%
Andrew J. O'Connell	133,324	(5)	2.6%
Stephen H. Fischer	110,642	(6)(7)	2.2%
George F. Stroebel	30,000	(8)	*
Daniel R. Sass	19,190	(9)	*
John J. Fauth	12,500	(7)(10)	*
Ronald A. Erickson	12,500	(7)(10)	*
John H. Grunewald	7,500	(7)(10)	*
Robert D. Potts	0		*
All Directors and Executive Officers as a Group (10 persons)	1,359,675	(11)	24.5%

*
Less than one percent

(1)
See footnote (1) to preceding table.

(2)
See footnote (2) to preceding table.

(3)
Includes 391,000 shares which may be purchased pursuant to options and warrants which were exercisable as of April 9, 1999, or will become exercisable within 60 days of such date and 78 shares allocated to his account under the ESOP.

(4)
Includes 117,297 shares held by Mr. Spong's wife, 12,458 shares allocated to his account under the ESOP and 72,507 shares held for Mr. Spong in the Company's 401(k) Profit Sharing account (over which Mr. Spong has dispositive power but not voting power).

(5)
Includes 36,000 shares which may be purchased pursuant to options which were exercisable as of April 9, 1999, or will become exercisable within 60 days of such date, and 24,001 shares allocated to the ESOP accounts of Mr. O'Connell (19,299 shares) and his wife (4,702 shares) and 45,923 shares held for Mr. O'Connell in the Company's 401(k) Profit Sharing account (over which Mr. O'Connell has dispositive power but not voting power). Mr. O'Connell disclaims beneficial ownership of the shares allocated to his wife's ESOP account.

(6)
Includes 5,000 shares which may be purchased pursuant to options which were exercisable as of April 9, 1999 or will become exercisable within 60 days of such date.

(7)
Does not include 2,500 shares which will become purchasable by such individual on May 20, 1999 pursuant to an automatic grant under the Company's 1997 Stock Option Plan if such individual is re-elected as a director of the Company

(8)
Includes 5,000 shares which may be purchased pursuant to options which were exercisable as of April 9, 1999 or will become exercisable within 60 days of such date.

(9)
Includes 9,000 shares which may be purchased pursuant to options which were exercisable as of April 9, 1999, or will become exercisable within 60 days of such date, 2,492 shares allocated to Mr. Sass' account under the ESOP and 1,998 shares held for Mr. Sass in the Company's 401(k) Profit Sharing Plan (over which Mr. Sass has dispositive power but not voting power).

(10)
Includes 2,500 shares which may be purchased pursuant to options which were exercisable as of April 9, 1999 or will become exercisable within 60 days of such date.

(11)
Includes 453,500 shares which may be purchased pursuant to options and warrants which were exercisable as of April 9, 1999, or will become exercisable within 60 days of such date, 39,029 shares allocated to accounts under the ESOP, and 124,953 shares held in the Company's 401(k) Profit Sharing Plan (over which participants have dispositive power but not voting power).

ELECTION OF DIRECTORS
(Proposals #2 and #3)

General Information

    The Board of Directors recommends that the Bylaws of the Company be amended to provide for the election of three classes of directors with staggered terms. This proposed amendment is described above at Proposal #1. The Board recommends that the number of directors be set at eight and that eight directors be elected, two directors for a term of three years as Class III, three directors for a term of two years as Class II, and three directors for a term of one year as Class I. All directors so elected will hold office until their successors have been duly elected and qualify. If Proposal #1 relating to the classification of the Board of Directors is not approved, it is proposed that eight directors be elected at the meeting to hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified. Under applicable Minnesota law, approval of the proposal to set the number of directors at eight, as well as the election of each nominee, requires the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares represented in person or by proxy at the Annual Meeting with authority to vote on such matter or (2) a majority of the voting power of the minimum number of shares that would constitute a quorum for the transaction of business at the Annual Meeting.

    In the absence of other instructions, each proxy will be voted for each of the nominees listed below who have been nominated by the Board of Directors into the classes and for the terms indicated following each nominee's name in the biographical section below. If Proposal #1 relating to the classification of the Board of Directors is not adopted, the proxies solicited hereby will, unless authority is withheld, be voted for the election as directors of the eight individuals named below for a term of one year until the next annual meeting of shareholders and until their successors have been duly elected and qualify.

    All of the nominees are members of the present Board of Directors. If, prior to the meeting, it should become known that any of the nominees will be unable to serve as a director after the meeting by reason of death, incapacity or other unexpected occurrence, the proxies will be voted for such substitute nominee as is selected by the Board of Directors or, alternatively, not voted for any nominee. The Board of Directors has no reason to believe that any nominee will be unable to serve.

Nominee and Class	Age	Current Position(s) With Company	Principal Occupation(s) During Past Five Years	Director Since
William F. Farley (Class III)	55	Chief Executive Officer, Chairman and Director	Chief Executive Officer and Chairman since May 1998, Chief Executive Officer and Chairman of John G. Kinnard and Company, Incorporated ("JGK") since April 1997. From April 1996 to April 1997, independent investor. From March 1990 to April 1996, Vice Chairman of US Bancorp (formerly First Bank System).	April 1997
Robert S. Spong (Class I)	64	Director	Senior Vice President of JGK.	May 1981
Stephen H. Fischer (Class I)	55	Director
			Independent investor, business consultant and investment executive since February 1998. Chief Executive Officer (from March 1992 to February 1998) and President and Chief Financial Officer (from August 1986 to February 1993) of PRIMEVEST Financial Services, Inc., a subsidiary of ReliaStar Financial Corporation. Treasurer of the Company from February 1993 to November 1996.	February 1991
Andrew J. O'Connell (Class II)	44	Director	Investment Executive with JGK since 1978. Senior Vice President of JGK since May 1992.	July 1994
John J. Fauth (Class I)	53	Director	President and Chief Executive Officer of The Churchill Companies, a private investment company, since 1982.	July 1997
John H. Grunewald (Class III)	62	Director
			Independent investor since January 1997. From September 1993 to January 1997, Chief Financial Officer of Polaris Industries, a manufacturer of recreational vehicles. From July 1976 to June 1993, Chief Financial Officer of Pentair, Inc., a diversified industrial manufacturer. Also, a director of the following public companies: Nash Finch Company and Advantage Learning Systems, Inc.	January 1998
Ronald A. Erickson (Class II)	62	Director
			President since 1970 of Holiday Companies, a private business entity owning and operating gasoline/convenience stores, supermarkets, sporting goods stores and wholesale food distribution businesses. Also a director of Carriage Services, Inc.	January 1998
Robert D. Potts (Class II)	56	Director
			Consultant since January 1998. From April 1994 to December 1997, Director, President and Chief Operating Officer, and from October 1993 to April 1994 Executive Vice President of GreenTree Financial Corporation, a diversified financial services company.	May 1999

Board and Committee Meetings

    The Board of Directors has the following Committees: Compensation, Audit and Executive. The Compensation Committee reviews and recommends compensation for officers and directors of the Company and administers the Company's employee stock plans. The Compensation Committee consists of Messrs. Ronald A. Erickson and John J. Fauth, and met two times during fiscal 1998. The Audit Committee reviews with the Company's independent accountants the annual financial statements and the results of the annual audit. The Audit Committee consists of Messrs. Stephen H. Fischer, John H. Grunewald and Robert D. Potts, and met four times during 1998. The Executive Committee is composed of the five outside directors, Messrs. Erickson, Fauth, Fischer, Grunewald and Potts, and its function is to represent the full board on issues that require independence. The Executive Committee met two times in 1998.

    During fiscal 1998, the Board of Directors held seven meetings. Each incumbent director attended 75% or more of the total number of meetings (held during the period(s) for which he has been a director or served on committee(s)) of the Board and of committee(s) of which he was a member.

Directors Fees

    Under current compensation plans, the Company pays the directors who are not employees of the Company or a subsidiary, for their services as directors of the Company, the sum of $750 per month plus $500 per regular board meeting and $250 per special board and each committee meeting attended.

    Under the Company's 1997 Stock Option Plan, each nonemployee director receives, upon election or re-election to the Board by the shareholders, an option to purchase 2,500 shares of the Company's Common Stock at a price equal to the fair market value of the Company's Common Stock as defined in the Plan. On May 21, 1998 the Company granted options to purchase 2,500 shares, at an option price of $6.875 per share, to Messrs. Erickson, Fauth, Fischer, and Grunewald, who were re-elected as directors at the 1998 annual meeting of shareholders.

Certain Relationships and Related Transactions

    (a) Andrew J. O'Connell and Robert S. Spong, directors of the Company, are employees of JGK. They earned in 1998 commissions, bonuses and other compensation and benefits from JGK, on the same bases and under the same policies as other employees, in the aggregate amounts of $618,823 and $181,984, respectively.

    (b) Certain directors and officers of the Company (and members of the immediate families of such persons) maintain margin accounts with JGK and have margin account indebtedness outstanding from time to time. All such indebtedness is incurred in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectibility or present other unfavorable features.

    (c) In October 1996, the Company entered into a Deferred Compensation Agreement with Stephen H. Fischer in connection with the Company's sale of PRIMEVEST Financial Services, Inc., which provided for the payment to Mr. Fischer of the sum of $100,000 plus interest at a rate equal to Prime plus one point on the earlier of (i) January 4, 1999, (ii) within 60 days after a "change of control" as defined in such Agreement or (iii) Mr. Fischer's death. Such amount was paid to Mr. Fischer in January 1999.

    (d) In conjunction with Mr. Farley's employment agreement dated April 7, 1997, the Company loaned Mr. Farley $95,000 in exchange for a non-interest bearing promissory note which is due at the termination of his employment.

    (e) In conjunction with Mr. Stroebel's employment agreement dated February 23, 1998, the Company loaned Mr. Stoebel an amount sufficient to purchase 25,000 shares of the Company's common stock at market prices. The loan accrues interest at the broker call rate, and interest and principal are due and payable on the fifth anniversary of issuance. The principal balance of the note at December 31, 1998 was $154,856.

EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

    Compensation Committee Interlocks and Insider Participation.  The Compensation Committee of the Board of Directors during fiscal 1998 was composed of two outside directors, Ronald A. Erickson and John J. Fauth, and a third director, Robert S. Spong. The Committee is responsible for developing and making recommendations to the Board with respect to the compensation to be paid to the Chief Executive Officer of the Company and to the other principal executive officers of the Company and its operating subsidiary, JGK.

    Overview and Philosophy.  The Company's executive compensation program is comprised of base salaries, annual cash bonuses, long-term incentive compensation in the form of stock options, and various benefits, including participation in the Company's pension plan and employee stock ownership plan ("ESOP"), both of which are generally available to all employees of the Company and have contribution formulas which are related to the Company's performance and vesting schedules which reward long-term service to the Company.

    The Company has followed a policy of paying annual base salaries which are less than the industry's average as reported by the Securities Industry Association and relying on annual cash bonuses and long-term incentive compensation to retain executive officers. The Compensation Committee believes long-term incentives enhance the concept of ownership which emphasize profits and directly ties executive compensation to shareholder value. Annual cash bonuses and long-term stock option incentives are tied to the profitability and goals of the Company.

    Compensation.  The Company has continued the compensation policies and practices which have included moderate increases during profitable periods and reductions during unprofitable periods. Base salaries of some officers were increased in 1998 to reflect individual performance and responsibilities.

    Contributions to the Company's pension plan and ESOP are determined for executive officers on the same basis as for all other employees. Annual contributions to the pension plan are made at the rate of 5% of total compensation paid during the year subject to IRS limitations. Contributions to the ESOP are made at the discretion of the Company's Board of Directors. No contribution was made to the ESOP for calendar year 1998.

    The Company provides medical and insurance benefits to its executive officers which are generally available to all Company employees. Some executive officers of the Company participate in the Company's employee stock purchase plan which is also generally available to all employees and to which the Company does not contribute. The amount of perquisites allowed to executive officers, as determined in accordance with the rules of the Securities and Exchange Commission, did not exceed 10% of salary for 1998.

    Chief Executive Officer Compensation.  In May 1998, William F. Farley was named Chief Executive Officer and Chairman of Kinnard Investments, Inc., in addition to his position as Chief Executive Officer and Chairman of JGK. Mr. Farley was paid during 1998 pursuant to the terms of his employment contract dated April 7, 1997.

Ronald A. Erickson John J. Fauth Robert S. Spong Members of the Compensation Committee

Summary Compensation Table

    The following table sets forth certain information regarding compensation earned during each of the Company's last three fiscal years by each of the Company's executive officers whose salary and bonus compensation exceeded $100,000 for fiscal 1998.

				Long Term Compensation
		Annual Compensation		Awards Securities Underlying Options /SARs(#)
Name and Principal Position	Fiscal Year				All Other Compensation($)
		Salary($)(1)	Bonus($)
William F. Farley, Chief Executive Officer and Chairman	1998 1997	250,000 185,577	250,000 280,000	0 165,000	6,958 0	(2)
Daniel R. Sass, Treasurer	1998 1997 1996	93,334 85,002 75,012	10,000 18,750 95,000	0 0 5,000	5,241 5,708 15,928	(3)
George F. Stroebel, Secretary	1998	148,846	0	25,000	0

(1)
Includes commission income.

(2)
Amount reflects Company contributions to the Pension Plan and ESOP of $6,250 and $708, respectively.

(3)
Amount reflects Company contributions to the Pension Plan and ESOP of $4,667 and $574, respectively.

Employment Agreements

    (a) The Company has entered into an employment agreement with William F. Farley pursuant to which he was elected President, Chief Executive Officer and Chairman of the Board of Directors of JGK and Chief Operating Officer and a director of the Company. The Agreement will expire December 31, 1999 subject to annual one-year extensions if notice of termination is not given by either party six months prior to an expiration date. Mr. Farley was paid base salary at a rate of $250,000 per annum in 1998 and was guaranteed a minimum bonus for 1998 of $250,000. For 1999 and any extension years, his base salary and bonus is to be subject to a plan to be adopted by the Board of Directors. In addition, Mr. Farley will participate in all Company and JGK employee benefit plans and be reimbursed for certain expenses.

    Mr. Farley's agreement contains provision for payments to him in the event of his termination of employment with the Company and JGK for certain reasons. If he is terminated by the Company without "cause" or resigns for "good reason," as such terms are defined in the agreement, he will be paid his base salary, bonus and benefits for the balance of the term of the agreement. In addition, he will be paid his base salary and a bonus equal to two times his base salary, for an additional 12 months. Further, Mr. Farley will become vested in all stock options, benefits and perquisites to which he would have been entitled to receive had he remained through the term of the agreement.

    In the event of a "change of control" in the Company, as defined in the employment agreement, vesting of Mr. Farley's stock options will accelerate and he will be entitled to payment to cover all base salary, bonuses, benefits and perquisites that he would receive if he were to remain employed for an additional 36 months at his then current base salary, with his annual bonus calculated at two times his current base salary. The payment will not be made during any month following the change of control in which he continues in the employment of the Company. If the change of control is not initiated by the Company, payments to Mr. Farley will be grossed up to adjust for the impact of any excise tax imposed on amounts exceeding limits under the Internal Revenue Code.

    Mr. Farley is subject to confidentiality restrictions under the terms of his employment agreement and may not compete with the Company or its subsidiaries for the longer of the period one year after his termination of employment or until December 3, 1999.

    (b) The Company has entered into an employment agreement with George F. Stroebel pursuant to which he was elected Senior Vice President, Director of Corporate Development of JGK. The Agreement will expire September 1, 1999, after which employment will continue at will. Pursuant to such Agreement, Mr. Stroebel receives an annual salary of $180,000, may receive an annual discretionary bonus, will participate in all Company and JGK employee benefit plans, and was granted an option to purchase 25,000 shares at an exercise price of $6.06 per share.

Option/SAR Grants During 1998 Fiscal Year

    The following options were granted to the named executive officers during fiscal 1998. The Company has not granted any stock appreciation rights.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options/SARs Granted(#)		Percent of Total Options/SARs Granted to Employees in Fiscal Year
Name				Exercise or Base Price ($/Sh)	Date Expiration
						5%($)	10%($)
William F. Farley	0		—	—	—	—	—
Daniel R. Sass	0		—	—	—	—	—
George F. Stroebel	25,000	(1)	10%	$6.06	2/23/04	51,524	116,891

(1)
Option was granted on February 23, 1998, and vests at a rate of 20% per year beginning February 15, 1999.

Option/SAR Exercises During 1998 Fiscal Year and Fiscal Year End Option/SAR Values

    The following table provides information related to options exercised by the named executive officers during the 1998 fiscal year and the number and value of options held at fiscal year end.

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Unexercised Options/SARs at FY-End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End($) Exercisable/ Unexercisable(1)
William F. Farley	0	N/A	66,000/99,000	0/0
Daniel R. Sass	0	N/A	9,000/0	2,844/0
George F. Stroebel	0	N/A	0/25,000	0/0

(1)
Based on the difference between the closing price of the Company's Common Stock as reported by Nasdaq at fiscal year end and the option exercise price.

APPENDIX A

PROPOSED
AMENDMENTS OF BYLAWS

    RESOLVED, that Sections 3.2 and 3.3 of the Bylaws of Kinnard Investments, Inc. be amended in their entirety to read as follows:

    3.2) Number of Directors. At each annual meeting of shareholders, the shareholders shall determine the number of directors, which shall be not less than three. Between annual meetings of shareholders, the authorized number of directors may be increased by the shareholders or by the board of directors or decreased by the shareholders. However, notwithstanding the foregoing no increase or decrease in the number of directors may be effected except according to the provisions contained in Section 3.3.

    3.3) Election of Directors and Term of Office. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. At the 1999 Annual Meeting of Shareholders, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each succeeding annual meeting of the shareholders beginning in 2000, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, or until his or her earlier death, resignation, disqualification or removal from office. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain, as nearly as possible, an equal number of directors in each class. In the event an increase or decrease makes it impossible to maintain an equal number of directors in each class, increases shall be allocated to the class or classes with the longest remaining term, and decreases shall be allocated to the class with the shortest remaining term. Any director elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no event will a decrease in the number of directors result in the elimination of an entire class of directors, cause any class to contain a number of directors two or more greater than any other class, or shorten the term of any incumbent director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.